UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the transition period from ______ to _______

Commission file number 001-37394

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Black Knight 401(k) Profit Sharing Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Black Knight, Inc.

601 Riverside Avenue

Jacksonville, Florida 32204

REQUIRED INFORMATION

Item 4. Plan Financial Statements and Schedules Prepared in Accordance with the Financial Reporting Requirements of the Employee Retirement Income Security Act of 1974

THE BLACK KNIGHT

401(k) PROFIT SHARING PLAN

All other schedules are omitted because they are not applicable or not required based on disclosure requirements of the Employee Retirement Income Security Act of 1974 and regulations issued by the Department of Labor.

i

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator and Plan Participants

The Black Knight 401(k) Profit Sharing Plan

Opinion on the financial statements

We have audited the accompanying statements of net assets available for benefits of The Black Knight 401(k) Profit Sharing Plan (the “Plan”) as of December 31, 2020 and 2019, the related statements of changes in net assets available for benefits for the years ended December 31, 2020 and 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the years ended December 31, 2020 and 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental information

The Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2020 (“supplemental information”) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2018.

/s/ GRANT THORNTON LLP

Charlotte, North Carolina

June 29, 2021

ii

THE BLACK KNIGHT

401(k) PROFIT SHARING PLAN

Statements of Net Assets Available for Benefits

	December 31,
	2020	2019
Assets:
Investments:
Mutual funds	$510,735,295	$324,701,486
Collective trust funds	11,569,942	97,349,966
Money market fund	603,072	—
Common stock - employer	—	6,675,265
Common stock - other	—	6,228,175
Total investments, at fair value	522,908,309	434,954,892
Receivables:
Notes receivable from participants	9,113,543	9,839,698
Employer contributions	463,789	332,867
Due from broker for securities sold	—	132,993
Total receivables	9,577,332	10,305,558
Total assets	532,485,641	445,260,450
Liabilities:
Due to broker for securities purchased	—	169,189
Total liabilities	—	169,189
Net assets available for benefits	$532,485,641	$445,091,261

See accompanying notes to financial statements.

THE BLACK KNIGHT

401(k) PROFIT SHARING PLAN

Statements of Changes in Net Assets Available for Benefits

	Year ended December 31,
	2020	2019
Investment income:
Net appreciation in investments	$51,247,433	$71,848,896
Dividends and interest	16,230,320	6,746,416
Investment income, net	67,477,753	78,595,312
Interest income on notes receivable from participants	503,767	529,373
Contributions:
Participant	30,719,230	27,470,427
Participant rollovers	15,739,210	2,638,084
Employer	7,153,231	6,555,078
Total contributions	53,611,671	36,663,589

Deductions from net assets attributed to:
Benefits paid to participants	33,949,907	26,464,833
Administrative expenses	248,904	271,733
Total deductions	34,198,811	26,736,566
Net increase	87,394,380	89,051,708
Net assets available for benefits:
Beginning of period	445,091,261	356,039,553
End of period	$532,485,641	$445,091,261

See accompanying notes to financial statements.

THE BLACK KNIGHT

401(k) PROFIT SHARING PLAN

Notes to Financial Statements

(1) Description of the Plan

The following description of The Black Knight 401(k) Profit Sharing Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering all employees of Black Knight, Inc. and its subsidiaries ("Black Knight" or the "Company"), who have attained age 18 and have elected to participate in the Plan. Part-time employees must complete at least 500 hours of service in the plan year to be eligible to participate in the Plan. Temporary and seasonal employees must complete at least 1,000 hours of service in the plan year to be eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

The Plan and its related trust are intended to qualify as a profit-sharing plan and trust under section 401(a) and 501(a) of the Internal Revenue Code ("IRC"), with a cash or deferred arrangement within the meaning of section 401(k) of the IRC.

Administration

Effective July 1, 2020, the trustee of the Plan is Fidelity Management Trust Company (“Fidelity”) and Fidelity Workplace Services LLC is the Plan's recordkeeper. From January 1, 2020 through June 30, 2020 and during 2019, the trustee of the Plan was Wells Fargo Bank, NA ("Wells Fargo") and its affiliate performed participant recordkeeping and other administrative duties for the Plan. The Black Knight 401(k) Profit Sharing Plan Committee oversees the Plan's operations.

In connection with the change, investment options in certain Fidelity® mutual funds and Fidelity Freedom® Index Funds were added to the Plan, and investment options in the Wells Fargo collective trust funds and Vanguard target retirement date funds were removed from the Plan.

Plan Adoption and Related Frozen Investments

The Company's indirect subsidiary, Black Knight InfoServ, LLC ("BKIS"), adopted and established the Plan effective September 29, 2017. In connection with the Plan adoption, all account balances for Company participants that were former participants of the Fidelity National Financial Group 401(k) Profit Sharing Plan (the "FNF Plan") were transferred to the Plan. Common stock investments in the FNF Frozen 401(k) Stock Fund, CNNE Frozen Stock Fund and J. Alexander's Frozen 401(k) Stock Fund were restricted to further investments for Black Knight participants by the FNF Plan prior to the Plan's adoption. On May 1, 2020, the Black Knight 401(k) Stock Fund was frozen to future contributions. As of December 31, 2020, the FNF Frozen 401(k) Stock Fund, the CNNE Frozen Stock Fund, the J. Alexander's Frozen 401(k) Stock Fund and the Black Knight 401(k) Stock Fund are no longer investments held by the Plan.

Contributions

During 2020 and 2019, participants were automatically enrolled at 3% and could generally contribute up to 75% of their pretax annual compensation, as defined in the Plan. Participants could also contribute amounts representing distributions from other qualified defined benefit or defined contribution retirement plans, as well as direct rollovers from individual retirement accounts or annuities. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan provides an employer match whereby the Company matches $0.375 on each $1.00 contributed up to the first 6% of eligible earnings contributed to the Plan. The employer match to participants is allocated based on the participant's chosen asset allocation. At the option of the Company's board of directors, discretionary contributions may also be made by the Company. No discretionary contributions were made by the Company during the years ended December 31, 2020 or 2019. All Company contributions are participant directed. Contributions are subject to certain limitations established by the Internal Revenue Service ("IRS").

Participant Accounts

Each participant's account is credited with the participant's contribution, the Company's contribution, as applicable, and an allocation of Plan earnings and charged with an allocation of Plan losses, if any.

Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

THE BLACK KNIGHT

401(k) PROFIT SHARING PLAN

Notes to Financial Statements

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching and discretionary contribution portion of their accounts plus actual earnings thereon, is based on years of service as follows:

Number of years of service	Vested percentage
Less than 1 year	—%
1 year	34%
2 years	67%
3 years or more	100%

Notes Receivable from Participants

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 reduced by the highest outstanding loan balance during the preceding 12 months, or 50% of their vested account balance. Participants may only have two loans outstanding under the Plan at any one time. Loan terms range from one to five years or up to ten years for the purchase of a primary residence. The loans are secured by the balance in the participant's account. Interest rates on loans outstanding ranged from 4.25% to 7.25% as of December 31, 2020 and from 4.25% to 6.50% as of December 31, 2019. Interest rates are determined in accordance with the terms of the Plan and do not exceed the maximum amount permitted under applicable state usury law. Principal and interest are paid ratably through payroll deductions. Delinquent participant loans are recorded as distributions on the basis of the terms of the Plan.

Benefits Paid to Participants

Upon retirement, termination of service, disability or the attainment of age 59 1/2, a participant may receive all or part of the value of the vested interest in their account as a lump-sum distribution. Upon death of a participant, the balance of the vested interest in their account will be distributed in a lump sum to the participant's beneficiary. Certain other withdrawals, including COVID-19 related distributions, are allowed by the Plan under very limited circumstances as described in the Plan document. Refer to the “COVID-19 Pandemic” section in Note 2 — Summary of Significant Accounting Policies for additional information.

Forfeited Accounts

As of December 31, 2020 and 2019, forfeited, nonvested accounts totaled $542,533 and $138,680, respectively. Forfeitures may be allocated to current participants' accounts, or may be used to restore the accounts of former participants, pay administrative expenses of the Plan if not paid by the Plan sponsor or reduce future Company contributions. During the years ended December 31, 2020 and 2019, forfeitures of $102,434 and $135,547, respectively, were used by the Plan to reduce Company contributions.

Administrative Expenses

Administrative expenses of the Plan that are not paid by the Plan sponsor are paid by the Plan. Expenses that are paid by the Company are excluded from these financial statements. Fees related to the administration of notes receivable from participants are charged directly to the participant's account and are included in administrative expenses. Investment-related expenses are included in Net appreciation in investments.

Reclassifications

Certain reclassifications have been made to the prior year amounts to conform to the classifications used in 2020. Participant rollover contributions were previously included in Participant contributions in our Statement of Changes in Net Assets Available for Benefits.

(2) Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make certain estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

THE BLACK KNIGHT

401(k) PROFIT SHARING PLAN

Notes to Financial Statements

Risk and Uncertainties

The Plan provides for various investment options. Investment securities are exposed to various risks such as interest rate, market and credit risk. Due to the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the various risk factors, in the near term, could materially affect the participants' account balances and the amounts reported in the financial statements.

COVID-19 Pandemic

On March 11, 2020, the World Health Organization declared the COVID-19 outbreak to be a global pandemic. In addition to the devastating effects on human life, the pandemic is having a negative ripple effect on the global economy, leading to disruptions and volatility in the global financial markets. Most U.S states and many countries have issued policies intended to stop or slow the further spread of the decease. There are no comparable events that provide guidance as to the effect the COVID-19 pandemic may have, and, as a result, the ultimate effect of the pandemic is uncertain and subject to change.

On March 27, 2020 the Coronavirus, Aid, Relief and Economic Security Act (the "CARES Act") was signed into law in an effort to provide economic assistance to workers, families and businesses. The CARES Act also includes relief provisions available to tax-qualified retirement plans and their participants. The Plan adopted some of the changes permitted by the CARES Act, including permitting coronavirus-related distributions. In order for participants to receive relief under the adopted provisions of the CARES Act, they were required to self-certify that they have been impacted by the COVID-19 outbreak.

Concentration of Investments

Included in the Plan's net assets available for benefits at December 31, 2019 were investments in the Company's common stock amounting to $6,675,265, or approximately 1.5% of net assets through the Black Knight 401(k) Stock Fund. As of May 1, 2020, the Black Knight 401(k) Stock Fund was frozen to future contributions. As of December 31, 2020, the Black Knight 401(k) Stock Fund was no longer an investment held by the Plan.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Unitized mutual fund investments and collective trust fund investment are valued at the net asset value of units held by the Plan at year-end. Shares of mutual fund investments are valued at the daily closing market price as reported by the fund. Mutual funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation in investments includes the Plan's gains and losses on investments bought and sold as well as held during the year.

The collective trust fund and unitized mutual funds are measured at net asset value as the practical expedient to estimate fair value. The net asset value is based on the fair value of the underlying investments held by the fund less its liabilities. The practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported net asset value. The net asset value of the funds is calculated daily. As of December 31, 2020, except for the Managed Income Portfolio II – Class I fund (the "MIP II Fund") discussed below, there are no redemption restrictions on these investments. As of December 31, 2019, except for the Wells Fargo Stable Return Fund N, there were no redemption restrictions on these investments. There were no unfunded commitments as of December 31, 2020 and 2019 for any of the collective trust funds.

One of the investment options offered by the Plan, the MIP II Fund, is a collective trust that is fully invested in contracts deemed to be fully benefit-responsive. The Plan reports its investment in the MIP II Fund at fair value using the net asset value of the units held by the fund at year-end as a practical expedient. Redemptions from the MIP II Fund are permitted at current net asset value following a 12-month notice period.

There were no changes in the valuation methodologies used during the years ended December 31, 2020 and 2019.

Prior to July 1, 2020, participants also had the option to invest in the Target My Retirement® investment program. This investment program was managed by Wells Fargo, using a broad range of collective trust funds and unitized mutual funds. As of December 31, 2019, the Plan had $7,008,862, respectively, invested in this investment program.

Participants also have the option to invest in the Fidelity Freedom®, or target date, funds. These mutual funds are managed by Fidelity and include a broad range of investments in stock, bond and money market funds.

See Note 3 — Fair Value Measurements for further discussion of the fair value of the Plan's investments.

THE BLACK KNIGHT

401(k) PROFIT SHARING PLAN

Notes to Financial Statements

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus accrued interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. There was no allowance for credit losses as of December 31, 2020 and 2019.

Benefits Paid to Participants

Benefits are recorded when paid.

Recent Accounting Pronouncements

In August 2018, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement. This update removes, modifies and adds certain disclosure requirements for fair value measurements. We adopted this update on January 1, 2020 and applied its amendments prospectively. This update did not have a material effect on our financial statements and related disclosures.

In July 2018, the FASB issued ASU 2018-09, Codification Improvements, which made changes to a variety of topics to clarify, correct errors in, or make minor improvements to the Accounting Standards Codification (“ASC”), including clarifying permissible methods for determining fair value of certain investments. We adopted this update on January 1, 2020 and applied its amendments prospectively. This update did not have a material effect on our financial statements and related disclosures.

(3) Fair Value Measurements

Fair value represents the amount that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In accordance with the standard on fair value, the Plan's financial assets and liabilities that are recorded on the Statements of Net Assets Available for Benefits are determined using the following fair value hierarchy:

●	Level 1 inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.
●	Level 2 inputs to the valuation methodology include:
o	quoted prices for similar assets or liabilities in active markets;
o	quoted prices for identical or similar assets or liabilities in inactive markets;
o	inputs other than quoted prices that are observable for the asset or liability; and
o	inputs that are derived principally from or corroborated by observable market data by correlation or other means.
●	Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company believes its valuation methods are appropriate and consistent with other market participants. The use of different methodologies or assumptions to determine the fair value of certain financial assets and liabilities could result in a different fair value measurement at the reporting date.

THE BLACK KNIGHT

401(k) PROFIT SHARING PLAN

Notes to Financial Statements

The following tables present the Plan's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis:

	December 31, 2020
	Level 1	Level 2	Level 3	Total
Mutual funds	$510,735,295	$—	$—	$510,735,295
Money market fund	603,072	—	—	603,072
Total investments in the fair value hierarchy	511,338,367	—	—	511,338,367
Collective trust fund measured at net asset value(1)				11,569,942
Total investments, at fair value	$511,338,367	$—	$—	$522,908,309

	December 31, 2019
	Level 1	Level 2	Level 3	Total
Mutual funds, excluding unitized mutual funds	$323,017,828	$—	$—	$323,017,828
Common stock - employer	6,675,265	—	—	6,675,265
Common stock - other	6,228,175	—	—	6,228,175
Total investments in the fair value hierarchy	335,921,268	—	—	335,921,268
Unitized mutual funds measured at net asset value(1)				1,683,658
Collective trust funds measured at net asset value(1)				97,349,966
Total investments, at fair value	$335,921,268	$—	$—	$434,954,892

(1)	In accordance with ASC Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statements of Net Assets Available for Benefits.

See Note 2 — Summary of Significant Accounting Policies for a description of the fair value measures used for each type of investment.

The Plan has no assets or liabilities measured at fair value that are categorized as Level 2 or Level 3.

(4) Investments at Net Asset Value

As stated in Note 2 — Summary of Significant Accounting Policies, as of December 31, 2020, the Plan was invested in mutual funds and collective trust funds, most of which were managed by Fidelity. The MIP II Fund is a collective trust with a primary investment strategy to preserve principal and maintain adequate liquidity. The Fidelity 500 Index Fund is an index fund with a primary investment strategy that seeks to closely track the returns and characteristics of the Standard & Poor's 500 Index. The Harbor Capital Appreciation Institutional Fund is a mutual fund with a primary investment strategy to seek long-term growth of capital by investing in equity securities of U. S. companies with market capitalization of at least $1 billion at the time of purchase. In addition to these funds, the Plan participants could choose to invest in the Fidelity Freedom® funds. See Note 2 — Summary of Significant Accounting Policies for further discussion about this investment program.

As of December 31, 2019, the Plan was invested in unitized mutual funds and collective trust funds, most of which were managed by Wells Fargo. The Wells Fargo Stable Return Fund N was a collective trust with a primary investment strategy to preserve principal and maintain adequate liquidity. The S&P 500 Index Fund was an index fund with a primary investment strategy of approximating as closely as practicable the total return of the Standard & Poor's 500 Index. The S&P MidCap Fund was a collective investment fund with a primary investment strategy to approximate as closely as practicable the total return of the S&P 400 MidCap Index. In addition to these funds, the Plan participants were able to invest in the Target My Retirement® investment program. See Note 2 — Summary of Significant Accounting Policies for further discussion about this investment program.

(5) Party-in-Interest Transactions

Certain Plan investments during the years presented were shares of collective trust funds and unitized mutual funds managed by Fidelity or Wells Fargo. Fidelity is the trustee as defined by the Plan beginning July 1, 2020, and therefore, these transactions qualified

THE BLACK KNIGHT

401(k) PROFIT SHARING PLAN

Notes to Financial Statements

as party-in-interest transactions. Wells Fargo was the trustee as defined by the Plan until June 30, 2020, and therefore, these transactions qualified as party-in-interest transactions.

As described in Note 2 — Summary of Significant Accounting Policies, as of December 31, 2020, Plan investments no longer include shares of the Company's common stock.

(6) Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become fully vested in their accounts.

(7) Tax Status

The IRS has determined and informed us by a letter dated August 1, 2018, that the Plan and the related trust are designed in accordance with applicable provisions of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believes the Plan is qualified and the related trust is tax exempt.

Plan management evaluates tax positions taken by the Plan and recognizes a tax asset or liability if the Plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by the IRS. As of December 31, 2020 and 2019, no uncertain tax positions have been taken that would require recognition or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

(8) Reconciliation of Financial Statements to Form 5500

The following table presents a reconciliation of net assets available for benefits as of December 31, 2020 per the financial statements to the net assets per Form 5500:

December 31, 2020
Net assets available for benefits, per financial statements	$532,485,641
Less: certain deemed distributions on participant loans	(73,115)
Add: adjustment from contract value to fair value for fully benefit-responsive investment contracts	428,628
Net assets, per Form 5500	$532,841,154

The following table presents a reconciliation of net increase in net assets available for benefits for the year ended December 31, 2020 per the financial statements to the net income per Form 5500:

Year ended December 31, 2020
Net increase in Net assets available for benefits, per financial statements	$87,394,380
Add: adjustment from contract value to fair value for fully benefit-responsive investment contracts	428,628
Less: certain deemed distributions on participant loans	(72,017)
Less: interest on deemed distributions	(1,098)
Net income, per Form 5500	$87,749,893

No reconciling items were necessary as of and for the year ended December 31, 2019.

THE BLACK KNIGHT

401(k) PROFIT SHARING PLAN

Supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2020

EIN:     26-1547801

Plan No. 002

Identity of issuer, borrower, lessor or similar party	Description of investment	Cost	Current value

	Collective Trust Fund, at fair value:
* Fidelity	Managed Income Portfolio II - Class I	**	$11,569,942

	Money Market Fund:
* Fidelity	Fidelity Government Money Market	**	603,072

	Mutual Funds:
American Funds	American Funds EuroPacific Growth R6	**	8,958,678
Harbor Funds	Harbor Capital Appreciation Institutional	**	47,059,265
Baird Asset Management	Baird Core Plus Bond Institutional	**	7,578,674
Vanguard	Vanguard Equity Income Admiral	**	11,770,129
Vanguard	Vanguard Wellington Admiral	**	15,756,354
JP Morgan	JPMorgan MidCap Value L	**	4,311,738
Vanguard	Vanguard Inflation Protected Securities Admiral	**	3,831,847
Baron	Baron Small Cap	**	18,287,827
Brandywine Global	Brandywine Global Opportunity Bond I	**	794,968
* Fidelity	Fidelity US Bond Index	**	12,653,653
* Fidelity	Fidelity 500 Index	**	42,655,909
* Fidelity	Fidelity Extended Market Index	**	10,553,447
* Fidelity	Fidelity Freedom Index Income IPR	**	8,472,629
* Fidelity	Fidelity Freedom Index 2015 IPR	**	8,508,686
* Fidelity	Fidelity Freedom Index 2020 IPR	**	20,542,118
* Fidelity	Fidelity Freedom Index 2025 IPR	**	54,808,138
* Fidelity	Fidelity Freedom Index 2030 IPR	**	71,618,581
* Fidelity	Fidelity Freedom Index 2035 IPR	**	60,592,367
* Fidelity	Fidelity Freedom Index 2040 IPR	**	37,851,088
* Fidelity	Fidelity Freedom Index 2045 IPR	**	36,280,702
* Fidelity	Fidelity Freedom Index 2050 IPR	**	16,744,829
* Fidelity	Fidelity Freedom Index 2055 IPR	**	5,861,407
* Fidelity	Fidelity Freedom Index 2060 IPR	**	1,797,982
* Fidelity	Fidelity Total International Index	**	3,249,523
* Fidelity	Fidelity Freedom Index 2065 IPR	**	194,756

* *** Participant loans	Participant loans, various maturities, interest rate 4.25% - 7.25%, balances are collateralized by participant account, a total of 1,112 loans outstanding		9,040,428
			$531,948,737

*	Party-in-interest.
**	Cost information has not been included because investments are participant directed.
***	The accompanying financial statements classify participant loans as notes receivable from participants. The amount per Schedule H is net of deemed loans of $73,115.

See accompanying report of independent registered public accounting firm.

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of Grant Thornton LLP, Independent Registered Public Accounting Firm

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Black Knight 401(k) Profit Sharing Plan
Date:	June 29, 2021	By:	/s/ Melissa E. Circelli
Melissa E. Circelli
The Black Knight 401(k) Profit Sharing Plan Committee Chair